

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 31, 2010

Mr. John D. Hart
Chief Financial Officer
Continental Resources, Inc.
302 N. Independence, Suite 1500
Enid, OK 73701

> **Re: Continental Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-32886**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."]

Form 10-K for Fiscal Year Ended December 31, 2010

Our Business Strengths, page 4

1. You indicate that 78% of your undeveloped acres "are located within unconventional shale resource plays…." You also indicate that the balance of acreage is "located primarily in conventional plays including 3D defined locations…." At an appropriate place in your document, explain further your references to conventional and unconventional "plays," and discuss generally your related operations in each case. Also clarify in context your references to "3D defined locations" and "3D seismic" wherever such terms appear.

Risk Factors

Risks Relating to the Crude Oil and Natural Gas Industry and Our Business

"Our estimates of proved reserves have been prepared under new SEC rules that went into effect for fiscal years ending on or after December 31, 2009…", Page 25

2.   We note your disclosure which indicates your reserve estimates have not been reviewed by the SEC under the new reserve reporting rules. Please modify or remove this disclosure, as it appears to attempt to attribute your responsibility for compliance with the reserve reporting rules to the SEC. We note similar disclosure on page 58 of your document.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 70

3.   We note your policy disclosure which states you estimate both volumes and prices at period end to determine revenues. Please modify your disclosure to quantify for each period presented the amount of revenues that have been estimated. Please also state if true, that differences between estimated amounts and actual results have not been historically material.

4.   Please tell us at what point in the revenue cycle the price you receive for your quantities is determined. Please also tell us the primary reasons differences arise between your estimates and actual revenues.

Note 15 – Supplemental Crude Oil and Natural Gas Information, (Unaudited), page 91

5.   We note your disclosures which indicate you have recognized greater reserves as a result of being able to report additional undrilled locations beyond one offset on each side of a horizontal producing well. Please explain to us in greater detail, your disclosure that indicates you are unable to quantify the reserve impact this change had to your 2009 year end proved undeveloped reserves. It is unclear to us why this element of the change in your reserves is not quantifiable.

Exhibit 99.1, Report of Ryder Scott Company, L.P.

6. Under "Estimates of Reserves," the report refers to reserves "estimated by performance methods or the volumetric method." It should clarify what portion of reserves was derived from each method and further discuss in that context the inherent uncertainties of reserves estimates. Refer to Item 1202(a)(8)(vii) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director